Exhibit (a)(7)(K)

July 30, 2003

Board of Directors
Audit Committee

Grupo Iusacell, S.A. de C.V.
Prolongación Paseo de la Reforma 1236
Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.

Ladies and Gentlemen,

     This letter is to advise you that Fintech is withdrawing its offer to purchase 100% of the outstanding equity of Grupo Iusacell, S.A. de C.V. (the “Company”), in light of the consummation of the Salinas group offer yesterday in Mexico and the refusal of Verizon and Vodafone to withdraw their shares from that offer.

     We believe it is unfortunate that we have been forced to terminate our offer, which clearly was in the best interests of the Company’s shareholders and other stakeholders. Although ultimately the Board of Directors could not have prevented the Company’s controlling shareholders from opting to accept an inferior offer, we would have hoped that the Board of Directors would have acted sooner and more clearly. In addition, we were disappointed that members of the Board of Directors who were conflicted (i.e., the Verizon and Vodafone directors) did not recuse themselves from this process. It is clear from the events over the past two weeks that this was not a level playing field, largely because of the actions of Verizon and Vodafone, but also as a result of the Board of Directors’ actions.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.